Douglas J. Siddoway
djs@randalldanskin.com

December 12, 2013

John Reynolds
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Revett Minerals Inc.
Registration Statement on Form S-4
Commission File No. 333-191839
Our File No. 40247

Dear Mr. Reynolds:

We respectfully request that the effective date of the referenced registration statement be accelerated to Tuesday, December 31, 2013 or as soon thereafter as is practicable. In this regard, Revett Minerals Inc. hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly if you have additional comments or require further revisions or additional information.

Very truly yours,

RANDALL | DANSKIN, P.S.

/s/ Douglas Siddoway

Douglas Siddoway